Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gadi Cunia, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Second Quarter 2012 Financial Results

FFO for the quarter grew by 45% totaling NIS 138 million

Same Property NOI for the period grew by 3.8%

TEL-AVIV, ISRAEL; August 21, 2012 – Gazit-Globe (TASE: GLOB; NYSE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers announced today its financial results for the three months (the “quarter”) and six months (the “period”) ended June 30, 2012.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter increased by 11% to NIS 865 million compared to NIS 780 million for the same quarter last year

•	FFO for the quarter increased by 45% to NIS 138 million (NIS 0.84 per diluted share) as compared to NIS 95 million (NIS 0.61 per diluted share) for the same quarter last year

•

Investments during the quarter totaled NIS 1,836 million, compared to NIS 1,364 million the same quarter last year. Investments during the period totaled NIS 2.85 billion, compared to NIS 4.74 billion the same period last year

•

Net income attributable to the Company’s shareholders for the quarter totaled NIS 288 million (NIS 1.70 per diluted share) compared to NIS 281 million (NIS 1.80 per diluted share) for the same quarter last year

•	Total Same-Property NOI for the period grew by 3.8% compared to the same period last year and occupancy rate as of June 30, 2012 increased to 94.5% compared to 94.1% as of June 30, 2011

•

Shareholders’ equity as of June 30, 2012 totaled NIS 7,906 million (NIS 48.0 per share), compared to NIS 6,253 million (NIS 40.5 per share) on June 30, 2011 and NIS 7,310 million (NIS 44.4 per share) as of December 31, 2011

•	EPRA NAV per share as of June 30, 2012 was NIS 56.2 compared to NIS 42.5 per share as of June 30, 2011 and NIS 49.4 as of December 31, 2011

•	As of June 30, 2012, the Group had cash on hand and unutilized revolving credit facilities of NIS 8.5 billion, of which NIS 2.1 billion are at the Company’s level

•	As of June 30, 2012, net debt to total assets (LTV) was 57.5%, compared to 60.6% on June 30, 2011and 58.0% on December 31, 2011

•

Subsequent to June 30, 2012, the Company announced the completion of the transaction to take Gazit America private. The Company acquired the outstanding common shares of Gazit America not already owned by it and First Capital Realty acquired its medical office and retail properties. As part of the arrangement, FCR allocated approximately 4 million of its shares to Gazit-Globe.

•

Subsequent to June 30, 2012, the Company’s private subsidiary Royal Senior Care (60%) completed the transaction to sell the majority of its wholly-owned senior housing properties in the U.S. The properties were sold for a total gross consideration of US$ 230 million of which the Company’s portion is US$ 138 million. Royal Senior Care will continue to own its joint venture interest in two senior housing properties, one fully-owned senior housing community and a tract of land held for future development. As result of this transaction, Gazit-Globe will record a gain of approximately US$ 18 million and net proceeds of approximately US$ 70 million, all after transactions costs and before taxes.

**	Some historical numbers were retroactively adjusted due new IFRS standards

Roni Soffer, President of Gazit-Globe: “We have concluded another strong quarter in which we see the positive impact that the substantial investments we have made over the last few years have had, among other things, on the rental income, NOI and FFO, all of which have shown impressive growth. Recently we announced two transactions, taking Gazit America private and selling the majority of our senior housing facilities in the U.S. Both of these transactions will have an immediate positive effect on operations and show the group’s ability to acquire, manage and develop properties and operations and successfully recycle capital while creating substantial cash flow. These transactions are part of our strategic plan to direct management’s attention to our core business while improving efficiencies and taking advantage of opportunities in the global real estate market.”

Financial Highlights for the three months ended June 30, 2012:

•	Rental income increased by 11% to NIS 1,268 million compared to NIS 1,146 million in the second quarter of 2011

•	NOI increased by 11% to NIS 865 million compared to NIS 780 million in the second quarter of 2011

•	Proportional consolidated NOI increased by 17% to NIS 539 million, compared to NIS 459 million in the second quarter of 2011

•	FFO increased by 45% to NIS 138 million (NIS 0.84 per diluted share) as compared to NIS 95 million (NIS 0.61 per diluted share) in the second quarter of 2011

•

Net income attributable to the Company’s shareholders for the quarter totaled NIS 288 million (NIS 1.70 per diluted share) compared to NIS 281 million (NIS 1.80 per diluted share) for the same quarter last year

•	Cash flow from operating activities totaled NIS 283 million, compared to a negative cash flow of NIS 20 million in the second quarter of 2011

•	The fair value gain from investment property and investment property under development was NIS 718 million compared to NIS 543 million in the second quarter of 2011

Financial Highlights for the six months ended June 30, 2012:

•	Rental income increased by 10% to NIS 2,527 million compared to NIS 2,289 million in the same period last year

•	NOI increased by 11% to NIS 1,705 million compared to NIS 1,534 million in the same period last year

•	FFO increased by 48% to NIS 272 million (NIS 1.65 per diluted share) as compared to NIS 184 million (NIS 1.19 per diluted share) in the same period last year

•

Net income attributable to the Company’s shareholders for the period totaled NIS 546 million (NIS 3.24 per diluted share) compared to NIS 267 million (NIS 1.71 per diluted share) for the same period last year

Acquisition, Development and Redevelopment Activities

During the quarter, the Group acquired 11 income-producing properties totaling 110 thousand square meters and adjacent land parcels for future development for the aggregate amount of NIS 1,862 million. The Group also invested an amount of NIS 989 million in development and redevelopment projects.

As of June 30, 2012, the Group had 14 properties under development with a gross leasable area of 297 thousand square meters and 29 properties under redevelopment with a gross leasable area of 164 thousand square meters with a total investment value of NIS 3,559 million. The additional cost to complete the properties under development and redevelopment totals NIS 1,611 million.

Subsequent to June 30, 2012, the Company announced the completion of the transaction to take Gazit America private. The Company acquired the outstanding common shares of Gazit America not already owned by it and First Capital Realty acquired its medical office and retail properties. As part of the arrangement, FCR allocated approximately 4 million of its shares to Gazit-Globe.

Subsequent to June 30, 2012, the Company’s private subsidiary Royal Senior Care (60%) completed the transaction to sell the majority of its wholly-owned senior housing properties in the U.S. The properties were sold for a total gross consideration of US$ 230 million of which the Company’s portion is US$ 138 million. Royal Senior Care will continue to own its joint venture interest in two senior housing properties, one fully-owned senior housing community and a tract of land held for future development. As result of this transaction, Gazit-Globe will record a gain of approximately US$ 18 million and net proceeds of approximately US$ 70 million, all after transactions costs and before taxes.

Financing Activities

•	As of June 30, 2012, the Group had cash on hand and unutilized revolving credit facilities of NIS 8.5 billion, of which NIS 2.1 billion are at the Company’s level

•

During the quarter the Company announced a private placement of Debentures (Series J) for immediate consideration of approximately NIS 175 million together with Options to purchase Series K Debentures. Some of the Options were exercised for an additional consideration of approximately NIS 60 million.

•	In June 2012, the Company announced the extension of an existing US$200 million line of credit for 5 years with a maturity date of July 15, 2017.

•	Subsequent to June 30, 2012, the Company sold all Citycon’s convertible debentures it held (Euro 42 million par value) of which Citycon purchased back Euro 20 million par value.

**	Some historical numbers were retroactively adjusted due new IFRS standards

Balance Sheet Highlights

•	As of June 30, 2012, net debt to total assets (LTV) was 57.5%, compared to 60.6% on June 30, 2011and 58.0% on December 31, 2011

•

Shareholders’ equity as of June 30, 2012 totaled NIS 7,906 million (NIS 48.0 per share), compared to NIS 6,253 million (NIS 40.5 per share) on June 30, 2011 and NIS 7,310 million (NIS 44.4 per share) as of December 31, 2011

•	EPRA NAV per share as of June 30, 2012 was NIS 56.2 compared to NIS 42.5 per share as of June 30, 2011 and NIS 49.4 as of December 31, 2011

Dividend

•

The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.40 per share payable on October 11, 2012 to shareholders of record as of September 24, 2012. The quarterly cash dividend of NIS 0.40 per share represents an annualized amount of NIS 1.60

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is calculated according to EPRA best-practice recommendations, better reflects the operating results of the Company, since the Company’s financial statements are prepared in conformity with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results between different reporting periods and strengthens the uniformity and the comparability of this financial measure to that published by European property companies.

As clarified in the EPRA and NAREIT position papers, the FFO measures do not represent cash flows from current operations according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is also clarified that these measures are not part of the data audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, August 21, 2012 at 17:00 Israel Time, 15:00 United Kingdom/ 16:00 Central European Time/ 10:00 a.m. Eastern Time to review the second quarter financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 866 966 9439 (U.S./Canada) or 0800 694 0257 (U.K.) or +44 (0) 1452 555 566 (International) or 1 809 216 057 (Israel) or on the Company’s website www.gazit-globe.com.

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com. To be included in the Company’s e-mail distributions for press releases and other Company notices, please send e-mail addresses to Ms. Avishag Kichel, International Investor Relations, at akichel@gazitgroup.com.

ABOUT GAZIT-GLOBE

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $18.5 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters. www.gazit-globe.com.

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

**	Some historical numbers were retroactively adjusted due new IFRS standards

Below please find excerpts from our second quarter report. For the full report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	1,442	982	1,539
Short-term deposits and loans	385	251	770
Marketable securities at fair value through profit or loss	62	85	97
Available-for-sale financial assets	18	46	67
Financial derivatives	78	114	84
Trade receivables	730	579	656
Other accounts receivable	284	362	291
Inventory of buildings and apartments for sale	645	514	697
Current tax receivable	21	26	14

	3,665	2,959	4,215

Assets classified as held for sale	636	260	714

	4,301	3,219	4,929

NON-CURRENT ASSETS:

Investments in associates and jointly controlled entities	4,808	4,324	4,390
Other investments, loans and receivables	442	151	308
Available-for-sale financial assets	357	239	314
Financial derivatives	883	1,036	937
Investment property	54,080	46,148	51,014
Investment property under development	3,063	1,814	2,198
Non-current inventory	23	23	23
Fixed assets, net	163	153	157
Goodwill	103	132	101
Other intangible assets, net	43	97	68
Deferred taxes	199	123	160

	64,164	54,240	59,670

	68,465	57,459	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6 of the financial statements.

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Credit from banks and others	289	491	453
Current maturities of non-current liabilities	2,906	2,137	3,525
Financial derivatives	25	16	25
Trade payables	785	625	819
Other accounts payable	1,236	1,051	1,218
Advances from customers and buyers of apartments	225	175	277
Current tax payable	30	27	53

	5,496	4,522	6,370
Liabilities attributable to assets held for sale	83	187	103

	5,579	4,709	6,473

NON-CURRENT LIABILITIES
Debentures	17,258	14,694	15,379
Convertible debentures	1,602	886	1,121
Interest-bearing loans from financial institutions and others	19,487	17,706	18,973
Financial derivatives	385	110	339
Other financial liabilities	312	175	277
Employee benefit liability, net	7	5	8
Deferred taxes	2,805	2,079	2,401

	41,856	35,655	38,498

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	208	218
Share premium	3,791	3,482	3,787
Retained earnings	4,318	3,569	3,904
Foreign currency translation reserve	(557)	(1,225)	(728)
Other reserves	157	244	150
Loans granted to purchase shares of the Company	**) —	(4)	**) —
Treasury shares	(21)	(21)	(21)

	7,906	6,253	7,310
Non-controlling interests	13,124	10,842	12,318

Total equity	21,030	17,095	19,628

	68,465	57,459	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6 of the financial statements.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions (except per share amounts)
Rental income	2,527	2,289	1,268	1,146	4,718
Revenues from sale of buildings, land and contractual works performed	932	279	456	279	1,001

Total revenues	3,459	2,568	1,724	1,425	5,719

Property operating expenses	822	755	403	366	1,522
Cost of buildings sold, land and contractual works performed	885	264	430	264	967

Total cost of revenues	1,707	1,019	833	630	2,489

Gross profit	1,752	1,549	891	795	3,230

Fair value gain from investment property and investment property under development, net	1,031	614	718	543	1,670
General and administrative expenses	(327)	(318)	(165)	(178)	(733)
Other income	125	45	35	29	119
Other expenses	(17)	(11)	(12)	(11)	(114)
Group’s share in earnings of associates and jointly controlled entities, net	154	197	74	128	334

Operating income	2,718	2,076	1,541	1,306	4,506

Finance expenses	(1,097)	(1,060)	(591)	(490)	(2,197)
Finance income	45	29	19	13	72

Profit before taxes on income	1,666	1,045	969	829	2,381
Taxes on income	343	201	211	157	328

Net income	1,323	844	758	672	2,053

Attributable to:

Equity holders of the Company	546	267	288	281	719
Non-controlling interests	777	577	470	391	1,334

	1,323	844	758	672	2,053

Net earnings per share attributable to equity holders of the Company (NIS):

Basic net earnings	3.31	1.73	1.74	1.82	4.65

Diluted net earnings	3.24	1.71	1.70	1.80	4.30

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6 of the financial statements.

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions
Net income	1,323	844	758	672	2,053

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	428	47	657	(183)	1,139
Realization of exchange differences on translation of foreign operations	3	12	—	12	12
Net gains (losses) on cash flow hedges	(37)	40	(63)	(31)	(139)
Net gains (losses) on available-for-sale financial assets	34	(20)	33	(6)	(39)
Gain on revaluation of fixed assets in jointly controlled entity	16	9	19	10	28

Total other comprehensive income (loss)	444	88	646	(198)	1,001

Total comprehensive income	1,767	932	1,404	474	3,054

Attributable to:

Equity holders of the Company **)	752	368	575	186	1,231
Non-controlling interests	1,015	564	829	288	1,823

	1,767	932	1,404	474	3,054

**) Composition of comprehensive income attributable to equity holders of the Company:

Net income	546	267	288	281	719
Exchange differences on translation of foreign operations	171	76	263	(96)	573
Realization of exchange differences on translation of foreign operations	2	12	—	12	12
Net gains (losses) on cash flow hedges	(17)	22	(28)	(13)	(66)
Net gains (losses) on available-for-sale financial assets	34	(18)	33	(8)	(35)
Gain on revaluation of fixed assets in jointly controlled entity	16	9	19	10	28

	752	368	575	186	1,231

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6 of the financial statements.

The accompanying notes are an integral part of these interim consolidated financial statements.

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA, and its FFO per share for the stated periods:

	For the 6 months ended June 30		For the 3 months ended June 30		For the year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	546	267	288	281	719

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,031)	(614)	(718)	(543)	(1,670)
Capital loss on sale of investment property and investment property under development	13	11	10	12	63
Impairment of goodwill	—	—	—	—	38
Changes in the fair value of derivatives measured at fair value through profit and loss	35	32	13	(51)	179
Adjustments with respect to companies accounted for using the Equity method	(47)	(85)	(48)	(88)	(131)
Loss from decrease in holding rate of investees	1	1	(**) —	1	1
Deferred taxes, current taxes with respect to disposal of properties	333	195	206	155	324
Gain from bargain purchase	(119)	(26)	(37)	(26)	(102)
Acquisition costs recognized in profit and loss	6	21	3	15	21
Non-controlling interests’ share in above adjustments	401	236	287	213	654

Nominal FFO	138	38	4	(31)	96

Additional adjustments:
CPI and exchange rate linkage differences	83	120	81	72	133
Loss from early redemption of interest-bearing liabilities	2	1	—	1	6
Depreciation and amortization	8	8	5	3	15
Adjustments with respect to companies accounted for using the Equity method	14	2	34	7	67
Other adjustments[1]	27	15	14	43	88

FFO according to the management approach	272	184	138	95	405

Basic and diluted FFO according to the management approach per share (in NIS)	1.65	1.19	0.84	0.61	2.62

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements.
(**)	Represents an amount of less than NIS 1 million.

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors, expenses and income from exceptional legal proceedings not related to the reporting periods, expenses arising from termination of the engagement of senior Group employees and also income and expenses from operations not related to income-producing property.